August 10, 2011	direct phone: 515-242-2490
direct fax: 515-323-8590
email: ccc@brownwinick.com
U.S. Securities and Exchange Commission
Attn: Nicholas P. Panos, Senior Special Counsel,
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-0303

Re:	Western Dubuque Biodiesel, LLC
Schedule 13E-3 filed June 22, 2011
File No. 0005-86292

Schedule 14A filed June 22, 2011
File No. 000-52617
Dear Mr. Panos:
We are in receipt of your letter dated July 19, 2011, providing comments on Western Dubuque Biodiesel, LLC’s Schedule 13E-3/A as filed on June 22, 2011 and Preliminary Proxy Statement on Schedule 14A as filed on June 22, 2011. The purpose of this letter is to provide our response to your comments. To facilitate your review of our responses and the corresponding revisions to the applicable documents, set forth below is each of your comments immediately followed by our response. In addition, we are enclosing a redlined Amendment No. 1 to Schedule 13E-3, redlined Amendment No. 1 to Schedule 14A, which track all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain below.
Schedule 14A
Reasons for the Reclassification, page 14
1. We note from Western’s most recent annual report that serious doubt exists about its ability to continue operating as a going concern due to the closure of its plant operations and its default on its financial obligations to its largest debt holder. Please advise us, with a view toward revised disclosure, whether Western’s financial position influenced the timing of the Board’s decision to engage in the proposed transaction. Refer to Item 7 of Schedule 13E-3 and corresponding Item 1013 of Regulation M-A.

August 10, 2011

RESPONSE: The timing of the proposed transaction is not directly related to Western Dubuque’s current financial position. The proposed transaction has been a part of Western Dubuque’s long term strategy for the reasons set out in the proxy statement; nonetheless, we expect that the going private transaction will help ease some of the financial constraints and may make Western Dubuque more attractive for potential private investors. We have revised the proxy statement to disclose such.
Fairness of the Reclassification, page 16
2. Revise the fairness determination to expressly state whether the Board concluded the transaction was substantively and procedurally fair to unaffiliated security holders as is required by Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.
RESPONSE: We have revised the proxy statement as requested.
Factors Not Considered, page 19
3. Western states that the transaction’s effect on the market price of the units will be the same for both unaffiliated and affiliated unit holders. Please reconcile this statement with the other disclosure in the Schedule 14A that indicates the Class B and Class C units will be less valuable that the Class A units due to their restricted voting rights and relative lack of liquidity. Refer to Instruction 2 to Item 1014 of Regulation M-A.
RESPONSE: We have revised the proxy statement as requested.
Plans or Proposals, page 23
4. Please advise us, with a view toward revised disclosure, whether Western is planning a liquidation or other extraordinary transaction after the reclassification is complete. Refer to Item 6 of Schedule 13E-3 and corresponding Item 1006(c) of Regulation M-A.
RESPONSE: At this time, Western Dubuque is not planning a liquidation or other extraordinary transaction after the reclassification is complete. Western Dubuque does not believe that market conditions will be favorable to secure additional debt or equity financing during 2011, and likely for part of 2012. However, management continues to consider all opportunities to increase liquidity, including through additional debt or equity financing and joint ventures or other arrangements with strategic business partners.

August 10, 2011

Authority to Adjourn the Member Meeting to Solicit Additional Proxies, page 34
5. The form of proxy does not contain an independent proposal soliciting authority for the purpose of soliciting additional proxies. Adjourning the meeting for the purpose of soliciting additional proxies is not valid use of the discretionary authority contained within Rule 14a-4(c)(7) of Regulation 14A. Please revise the form of proxy to expressly seek such authority, or advise.
RESPONSE: We have revised the form of proxy to expressly seek such authority and have made corresponding changes to the proxy statement.
Certain Relationships and Related Transactions, page 46
6. Quantify, to the extent practicable, the total value of the transaction(s) entered into with Innovative Ag Services in March 2010. Advise us why such disclosure does not appear to have been updated since December 2010 or provided in the Schedule 14A. Refer to Item 5 of Schedule 13E-3 and corresponding Item 1005(a)(2) of Regulation M-A.
RESPONSE: We have revised the proxy statement to provide additional information about the transactions with Innovative Ag Services, including the total value of the transactions. The disclosure has not been updated because the value of the transactions has not changed since their original disclosure and no additional similar transactions were consummated.
Executive Officer and Director Compensation, page 47
7. Please confirm Western does not need to provide disclosure in accordance with Item 15 of Schedule 13E-3 and (newly amended) corresponding Item 1011(b) of Regulation M-A.
RESPONSE: Western Dubuque does not need to provide disclosure in accordance with Item 15 of Schedule 13E-3 and corresponding Item 1011(b) of Regulation M-A because Western Dubuque does not have any compensation arrangements with any of its executive officers that are based on or otherwise relate to the proposed transaction.
Selected Historical Financial Data, page 35
8. In response to Item 13 of Schedule 13E-3, Western indicates that financial information has been incorporated by reference. In circumstances where the filing person elects to incorporate by reference the required information, all of the summarized financial information required by Item 1010(c) of Regulation M-A must be disclosed in the document furnished by security holders. See Instruction 1 to Item 13 of Schedule 13E-3, and please refer to telephone interpretation I.H.7 in the July 2001 Supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website for guidance on complying with a similar instruction in the context of a tender offer. Please provide all of the disclosures required by Item 1010(c) and corresponding Item 1-02(bb)(1) of Regulation S-X. For example, provide information concerning income per common share, net income per common share, ratio of earnings to fixed charges, non-current assets and liabilities, and book value per share as of the most recent balance sheet date in accordance with this requirement, or advise.

August 10, 2011

RESPONSE: We have revised the proxy statement as requested.
Acknowledgements
Western Dubuque is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Proxy Statement and any and all exhibits attached thereto.
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
Western Dubuque may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,

/s/ Catherine C. Cownie Catherine C. Cownie